5225 Katy Freeway, Suite 600
Houston, Texas  77007

December 8, 2010

Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Telephone Number: (202) 551-3679

Re:	Spine Pain Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 16, 2010
File No. 000-27407

Dear Mr. Rosenberg,

On behalf of Spine Pain Management, Inc. (the “Company,” “we” and “us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Form 10-K for fiscal year ended December 31, 2009, filed March 31, 2010, and the Company’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 16, 2010.  The Staff’s original comments were contained in the letter to the Company dated September 21, 2010.  The Company responded on September 29, 2010.  The responses below relate specifically to the Staff’s follow-up letter to the Company dated November 24, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 20

1.      In response to the Staff’s comment 1, at the time we bill the patient, the following conditions indicate that 1) persuasive evidence of an arrangement exists between all the parties and 2) collectability is reasonably assured:

•
The patient has completed and signed medical and financial paperwork.  The paperwork includes an acknowledgement of the patient’s responsibility of payment for the services provided.  Additionally, the patient is typically a plaintiff in an accident lawsuit, and the paperwork includes an assignment of benefits derived from any settlement or judgment of the patient’s case.

•
The patient's attorney has issued us a Letter of Protection that guarantees payment for the medical services provided to the patient from proceeds of any settlement or judgment in the accident case. This Letter of Protection essentially precludes any case settlement without providing for payment of the patient’s medical bill.

•
Typically, an attorney has previously referred the patient to a doctor who performed the initial treatment.  Subsequently, the doctor will have referred the patient to us.  We only accept patients if the initial referral is from a reputable plaintiff's attorney with adequate experience in personal injury lawsuits.  Before referring a patient to a doctor, the attorney will have evaluated the patient’s accident case, including the conditions that gave rise to the patient's injuries and the extent and quality of general liability insurance held by the defendant.  The attorney will also have determined that a settlement favorable to the patient/plaintiff is probable.  Accordingly, based on the attorney’s referral, we have a reasonable expectation that the patient’s bill will be paid.

2.      In response to the Staff’s comment 2, the 45% average discount applied to all cases is an estimate developed by management based on the historical collection experience of Northshore Orthopedics Assoc. (“NSO”), one of the independent contractors that we engage to provide medical services.  NSO, which is owned by William Donovan, M.D., our Chief Executive Officer, has more than 20 years of experience in treating patients involved in spine injury cases.  Our average discount estimate is continually reviewed and will be adjusted based on our operations.

The discount factor we have applied is supported by our collection experience to date. Through November 30, 2010, we have collected $382,736 on resolved cases that arose in 2009, for which $771,803 was originally billed, representing a 50% collection rate. Through November 30, 2010, we have collected $795,114 on all resolved cases that have arose to date, for which $1,615,604 was originally billed, representing a 49% collection rate.  We anticipate our overall collection rate will increase to approximately 55% upon resolution of the cases underlying our remaining outstanding receivables.  Cases are resolved upon settlement or final judgment of the accident lawsuit.

The $32,006 of collections cited in the Staff's comment represents collections we received on amounts billed from August 2009 (the month we opened our first clinic) to December 2009.  At December 31, 2009, all of our receivables were between nine and 128 days old.  As previously disclosed in our filings, our collection is averaging over 220 days.  Accordingly, as of December 31, 2009, we had only collected a small percentage of amounts billed up to that date.

3.      In response to the Staff’s comment 3, gross revenue represents the amounts we billed patients based on the CPT (Current Procedural Terminology) code for the medical procedure performed.  CPT codes are numbers assigned to every task and service a medical practitioner may provide to a patient including medical, surgical and diagnostic services.  CPT codes are developed, maintained and copyrighted by the American Medical Association.  Since medical practitioners use the same codes to mean the same things, they ensure uniformity.  We bill patients the normal billing amount, based on national averages, for that particular CPT code.

We believe presenting gross revenue with an offset for estimated discounts is the most meaningful and transparent manner to present our operations.  It provides the reader with an understanding of the amount that we billed the patient (based on CPT codes), which is the amount that we hope to ultimately collect.  If our statements of operations presented net revenue without gross revenue, the reader would not have proper context to determine how net revenues were determined and would have to take an added analytical step to determine the amount of the estimated discount allowance.  Presenting gross revenue along with the estimated discount allowance also gives the reader a better understanding of our business model by providing information for the reader to understand improvements or deterioration in our case resolution experience moving forward.

Please note that in Exhibit 2 attached to our response letter dated September 29, 2010, we used the terms “gross revenue” and “net revenue.”  In our Form 10-Q for the period ended September 30, 2010, we used the terms “revenue” and “net revenue” in our statements of operations.  “Gross revenue” and “revenue” describe the same concept in both places.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours, /s/ William F. Donovan, M.D. William F. Donovan, M.D., President